

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via E-mail
Brian J. Lane, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

> **Re:** **ChinaCast Education Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 13 and 15, 2011**
> **Filed by Ned Sherwood, ZS Edu L.P., et al.**
> **File No. 001-33771**

Dear Mr. Lane:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

General

1. We note that the ten calendar day period set forth in Exchange Act Rule 14a-6(a) will not expire until after December 20, 2011, the current date of the Annual Meeting. Should the Company postpone the Annual Meeting so that the participants will be able to disseminate this proxy statement in compliance with Rule 14a-6, please ensure the proxy statement is revised to reflect such new date. Depending on the date of any postponed meeting, the Staff may issue a further comment seeking an explanation as to the adequacy of time given shareholders to review the disseminated materials and make an informed voting decision.

2. It is our understanding that the Company believes Mr. Sherwood and his fellow participants have failed to comply with the Company bylaws' advance notice provisions (sections 2.2 and 3.3) required to properly bring business before the

annual meeting and to nominate persons for election to the Board. Please provide clear and prominent disclosure advising shareholders that the Company may determine not to recognize any of the nominees identified on the Sherwood proxy cards and as a result, shareholders who grant Mr. Sherwood proxy authority may be disenfranchised with respect to all votes cast in favor of the three nominees named in the Sherwood proxy statement.

Questions and Answers, page 3

3.   We note the disclosure in the fourth question in this section indicating that shareholders will not be able to vote for any Company nominee, other than Mr. Tseung, on the participants' proxy card. Please revise to provide clear and prominent disclosure in the proxy statement as well as on the proxy card advising shareholders that if they grant the participants a proxy, they will effectively be disenfranchised with respect to the other three slots for which the participants have not named nominees because shareholders will not also be able to use the Company's card to vote for the remaining three slots on the Board.

Background to the Solicitation, page 4

4.   We refer to the first four paragraphs of this section. Please expand the disclosure to provide more detail of events that transpired between November 14, 2011 and December 8, 2011 resulting in the Board removing Mr. Sherwood from its slate of nominees.

5.   Please revise this section to provide additional context to the following statements made in Mr. Sherwood's letter:

- "It is unfortunate when an outside director is *attacked* because he challenges the views of management…" (page 4 emphasis added). "As I have been attacked unfairly,…" (page 5). Describe the specific Board action Mr. Sherwood references in this statement and why he believes it was unfair. If Mr. Sherwood is referring to the Company's removal from the Company's slate of director nominees, disclose why the Company did so.
- "My actions were totally appropriate and fully consistent with Company policy." (page 4). Please revise the disclosure to provide support for such statement given the Company's disclosure in its additional definitive materials filed on December 8 and 14, 2011.
- "It is unfortunate that any *substantive dissent* will not be tolerated on the Board." (page 5 emphasis added). Please revise this section to describe what is meant by the italicized terms. What is the substance of the dissent referenced here?
- "As a Board member and independent outside director, I have become uncomfortable with many of the recent *actions* of senior management, the Company's legal counsel and several members of the Board… I believe that the current corporate and legal

governance issues are *undermining* the Company's shareholder value." (page 5 emphasis added). Please disclose the specific actions referenced in this statement and why Mr. Sherwood believes such actions are undermining shareholder value.

6.   In the sixth paragraph on page 5, Mr. Sherwood indicates that his nominees "will add more independence to the Board as a whole" and "[t]his is necessary…to offset the hand-picked candidates added to the Board by the Chairman." We note that four of the Company's six nominees are identified in the Company's proxy statement as independent directors. Please revise the disclosure in the background section to identify by name these "hand-picked candidates," indicate whether they are one of these four independent directors, and why, in light of their status as independent directors, Mr. Sherwood believes they are not independent, as clearly implied by the above statements.

7.   Revise the disclosure in this section to describe the "poison pill" referenced in paragraph number 6 on page 6 and to explain why Mr. Sherwood wants it eliminated. If he believes it is removing independent voices from the Board, supplement the disclosure to provide support for such belief.

Litigation Related to the Solicitation, page 7

8.   Disclosure in this section indicates that Mr. Sherwood and ZS EDU L.P. filed a motion for a temporary restraining order seeking to postpone briefly the Annual Meeting, currently scheduled for December 21, 2011. Revise to disclose what is meant by the term "briefly."

Proposal 3…, page 9
Proposal 4…, page 9

9.   Please disclose in these two sections why Mr. Sherwood is not making any recommendation on these two proposals given that as a member of the Board and as Chairman of the Compensation Committee, he recommended in the definitive proxy statement filed by the Company on November 15, 2011, that shareholders vote for these two advisory resolutions.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions